FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



For the month of May, 2003
                -----------

Commission File Number  0-29546
                       ---------

                           America Mineral Fields Inc.
                          ----------------------------
                 (Translation of registrant's name into English)

         St. George's House, 15 Hanover Square, London, England W1S 1HS
         --------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                              Form 20-F   X    Form 40-F
                                        -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes       No   X
                                              -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

NEWS RELEASE                                                              [LOGO]

                                                        St. George's House
                                                        15 Hanover Square
                                                        London W1S 1HS
                                                        England
                                                        Tel: ++44(0)20-7355-3552
                                                        Fax: ++44(0)20-7355-3554
                                                        Website:www.am-min.com
                                                        Email: london@am-min.com

For Immediate Release

         AMERICA MINERAL FIELDS CLOSES CDN$1.8 MILLION PRIVATE PLACEMENT

LONDON, U.K. (May 21, 2003) America Mineral Fields Inc (the "Company"), announced today that it has completed the placement of 4,000,000 units at a price of CDN$0.45 each, for gross proceeds of CDN$1,800,000. Each unit comprises one common share and a warrant to purchase one additional common share at a price of CDN$0.75. The warrants will expire on the earlier of five years, or 45 days after the Company's shares trade for 20 days (commencing after 21st November 2003) at a weighted average of CDN$1.10.

The net proceeds of this financing will be used by the Company to fund the continued development of its African projects and for general working capital. A cash finder's fee of 5% of the financing has been paid.

America Mineral Fields' core focus is the Kolwezi cobalt/copper tailings project. The Kolwezi Project consists of two dams containing 112.8 million tonnes of oxide tailings, grading 1.49% copper and 0.32% cobalt. This resource has the potential to host one of the world's largest and lowest cost cobalt producers. At a conceptual annual output of 42,000 tonnes of copper and 7,000 tonnes of cobalt, the project would have an operating life of 38 years. Such a project would generate significant tax and foreign exchange earnings, as well as providing local employment and contributing to the revival of the DRC's copper belt infrastructure.

About America Mineral Fields

America Mineral Fields is an international mining company listed on the Toronto Stock Exchange under the symbol "AMZ". The Company is currently developing several mineral assets in Central Africa, including the Kolwezi cobalt/copper tailings project and the Kipushi zinc mine in the DRC, and the Cuango River diamond project in Angola. The Company's growth strategy emphasizes the creation of shareholder value through the development of world-class resources in stable or stabilizing political environments.

                                      -END-

London                                      North America

Tim Read - Chief Executive Officer          Martti Kangas - The Equicom Group
Telephone:        44-20-7355-3552           Telephone:  416-815-0700 x. 243
                                                        800-385-5451 (toll free)
Facsimile:        44-20-7355-3554           Facsimile:  416-815-0080
E-mail: London@am-min.com                   E-mail: mkangas@equicomgroup.com
        -----------------                           ------------------------

The common shares issued under this offering have not and will not be registered under the U.S. Securities Act of 1933, as amended, or the securities laws of any state, and have not been offered or sold within the United States or to or for the account or benefit of U.S. persons absent U.S. registration or an applicable exemption from the U.S. registration requirements. This press release does not constitute an offer to sell or the solicitation of an offer to purchase securities in the United States

This News Release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 concerning the Company's plans for its principal properties in the Democratic Republic of Congo ("DRC"). These forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to political risks involving the Company's operations in the DRC and the policies of other nations and organizations towards companies doing business in such jurisdictions, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, the inability or failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described in the Company's Annual Report on Form 20-F for the year ended October 31, 2002 and Reports on Form 6-K filed with the Securities and Exchange Commission.

Not for distribution to U.S. news wire services or dissemination in the United States.

                                                                BRITISH COLUMBIA
                                                                         ALBERTA
                                                                         ONTARIO


                                 BC FORM 53-901F
                              (Previously Form 27)

                             MATERIAL CHANGE REPORT

Section 85(1) of the Securities Act (British Columbia) and Section 151 of the Securities Rules (British Columbia), and corresponding provisions of the securities legislation in other Provinces

Item 1.  Reporting Issuer
         -----------------------------------------------------------------------

                    America Mineral Fields Inc.
                    c/o Suite 2100
                    1111 West Georgia Street
                    Vancouver, B.C. V6E 4M3

Item 2.  Date of Material Change
         -----------------------------------------------------------------------

                    May 21, 2003 (being the date of the news release).

Item 3.  Press Release
         -----------------------------------------------------------------------

                    The Press  Release  dated May 21, 2003 was  forwarded to the
                    Toronto  Stock  Exchange  and   disseminated  via  (Canadian
                    Disclosure Network) Canada Stockwatch, and Market News.

                    A copy of the Press Release is attached as Schedule "A".

Item 4.  Summary of Material Change
         -----------------------------------------------------------------------

                    America Mineral Fields Inc announced the closing of a CDN$1.8 million private placement.

Item 5.  Full Description of Material Change
         -----------------------------------------------------------------------

                    For a full description of the material change, see Schedule "A".

Item 6. Reliance on Section 85(2) of the Securities Act (British Columbia) and corresponding provisions of the securities legislation in other Provinces
         -----------------------------------------------------------------------

                    Not Applicable.

Item 7.  Omitted Information
         -----------------------------------------------------------------------

                    Not Applicable.

Item 8.  Senior Officers
         -----------------------------------------------------------------------

                    The following Senior Officer of the Company is available to answer questions regarding this report:

                    Tim Read
                    President
                    Tel: 44 207 355 3552

Item 9.  Statement of Senior Officer
         -----------------------------------------------------------------------

                    The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, B.C., this 21st day of May, 2003.

                                                     AMERICA MINERAL FIELDS INC.

                                                     Per:

                                                     /S/"Paul C. MacNeill"
                                                     ---------------------------
                                                     Paul C. MacNeill
                                                     Director

                                  SCHEDULE "A"
NEWS RELEASE                                                              [LOGO]

                                                        St. George's House
                                                        15 Hanover Square
                                                        London W1S 1HS
                                                        England
                                                        Tel: ++44(0)20-7355-3552
                                                        Fax: ++44(0)20-7355-3554
                                                        Website:www.am-min.com
                                                        Email: london@am-min.com

For Immediate Release

         AMERICA MINERAL FIELDS CLOSES CDN$1.8 MILLION PRIVATE PLACEMENT

LONDON, U.K. (May 21, 2003) America Mineral Fields Inc (the "Company"), announced today that it has completed the placement of 4,000,000 units at a price of CDN$0.45 each, for gross proceeds of CDN$1,800,000. Each unit comprises one common share and a warrant to purchase one additional common share at a price of CDN$0.75. The warrants will expire on the earlier of five years, or 45 days after the Company's shares trade for 20 days (commencing after 21st November 2003) at a weighted average of CDN$1.10.

The net proceeds of this financing will be used by the Company to fund the continued development of its African projects and for general working capital. A cash finder's fee of 5% of the financing has been paid.

America Mineral Fields' core focus is the Kolwezi cobalt/copper tailings project. The Kolwezi Project consists of two dams containing 112.8 million tonnes of oxide tailings, grading 1.49% copper and 0.32% cobalt. This resource has the potential to host one of the world's largest and lowest cost cobalt producers. At a conceptual annual output of 42,000 tonnes of copper and 7,000 tonnes of cobalt, the project would have an operating life of 38 years. Such a project would generate significant tax and foreign exchange earnings, as well as providing local employment and contributing to the revival of the DRC's copper belt infrastructure.

About America Mineral Fields

America Mineral Fields is an international mining company listed on the Toronto Stock Exchange under the symbol "AMZ". The Company is currently developing several mineral assets in Central Africa, including the Kolwezi cobalt/copper tailings project and the Kipushi zinc mine in the DRC, and the Cuango River diamond project in Angola. The Company's growth strategy emphasizes the creation of shareholder value through the development of world-class resources in stable or stabilizing political environments.

                                      -END-

London                                      North America

Tim Read - Chief Executive Officer          Martti Kangas - The Equicom Group
Telephone:        44-20-7355-3552           Telephone:  416-815-0700 x. 243
                                                        800-385-5451 (toll free)
Facsimile:        44-20-7355-3554           Facsimile:  416-815-0080
E-mail: London@am-min.com                   E-mail: mkangas@equicomgroup.com
        -----------------                           ------------------------

The common shares issued under this offering have not and will not be registered under the U.S. Securities Act of 1933, as amended, or the securities laws of any state, and have not been offered or sold within the United States or to or for the account or benefit of U.S. persons absent U.S. registration or an applicable exemption from the U.S. registration requirements. This press release does not constitute an offer to sell or the solicitation of an offer to purchase securities in the United States

This News Release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 concerning the Company's plans for its principal properties in the Democratic Republic of Congo ("DRC"). These forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to political risks involving the Company's operations in the DRC and the policies of other nations and organizations towards companies doing business in such jurisdictions, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, the inability or failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described in the Company's Annual Report on Form 20-F for the year ended October 31, 2002 and Reports on Form 6-K filed with the Securities and Exchange Commission.

Not for distribution to U.S. news wire services or dissemination in the United States.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                  America Mineral Fields Inc.
                                                  (Registrant)

Date May 23, 2003                                 By:   /S/"Paul C. MacNeill"
     ------------                                       ------------------------
                                                  (Print) Name: Paul C. MacNeill
                                                  Title: Director